

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Erica Gessert
Chief Financial Officer
Upwork Inc.
475 Brannan Street, Suite 430
San Francisco, CA 94107

> **Re: Upwork Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 8-K furnished February 14, 2024**
> **File No. 001-38678**

Dear Erica Gessert:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K Furnished February 14, 2024

Exhibit 99.1, page 15

1.   Please tell us what the adjusted free cash flow measure is intended to convey about your liquidity and how it is useful to investors. We note it includes an "adjustment for timing differences", which you disclose adjusts for the timing of your invoicing and cash collection from Marketplace clients. Please explain, in greater detail, the nature and purpose of this adjustment. In this regard, you indicate on page 54 in the Form 10-K for the year ended December 31, 2023, that you expect your cash flows from operating activities to be impacted when a quarter ends on a Sunday due to the timing of talent billings and the collections from clients. Tell us if this is the reason for the "adjustment for timing differences" and if so, explain how these billings and collections impact cash provided by operating activities. As part of your response, explain the cash inflows and outflows of the talent billings, client collections and funding the escrow from operating cash, indicating the respective cash flow statement line items impacted.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chen Chen at 202-551-7351 or Melissa Kindelan at 202-551-3564 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Levey